UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  5)1

Pharmacyclics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

716933106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 31, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 716933106

1	NAME OF REPORTING PERSON ROBERT W. DUGGAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,739,110
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 12,388,222(1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,388,222(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.8%
14	TYPE OF REPORTING PERSON IN

(1) Includes 649,112 Shares of Pharmacyclics, Inc. held in managed accounts pursuant to agreements with Robert W. Duggan & Associates (“RWD&A”), of which Mr. Duggan is a principal, which Mr. Duggan may be deemed to beneficially own.  Mr. Duggan disclaims beneficial ownership of the Shares managed by RWD&A except to the extent of his pecuniary interest therein.

CUSIP NO. 716933106

1	NAME OF REPORTING PERSON RWD ACQUISITION I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,909,676
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,909,676
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,909,676
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 716933106

The following constitutes Amendment No. 5 (“Amendment No. 5”) to the Schedule 13D, originally filed by the undersigned on July 30, 2007, as amended (the “Schedule 13D”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase cost of the 9,829,434 Shares owned directly by Mr. Duggan is approximately $29,796,579.61, including brokerage commissions.  Such Shares were acquired with personal funds.  The aggregate purchase cost of the 649,112 Shares held in managed accounts pursuant to agreements with Robert W. Duggan & Associates (“RWD&A”), of which Mr. Duggan is a principal, that may be deemed to be beneficially owned by Mr. Duggan is approximately $2,969,132.46, including brokerage commissions.  The 649,112 Shares were acquired with investment funds.

The aggregate purchase cost of the 1,909,676 shares directly owned by RWD Acquisition is $2,005,159.80 pursuant to the Offer. Such shares were acquired with personal funds provided by Mr. Duggan.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 50,039,378 Shares outstanding, which is the total number of Shares outstanding as of May 5, 2009, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2009, plus the Shares issued pursuant to the Issuer’s subscription rights offering.

As of the close of business on August 3, 2009, Robert W. Duggan may be deemed to beneficially own 12,388,222 Shares, constituting approximately 24.8% of the Shares outstanding. Mr. Duggan directly owns 9,829,434 Shares, constituting approximately 19.6% of the Shares outstanding.  As the Sole Member of RWD Acquisition, Mr. Duggan may be deemed to beneficially own the 1,909,676 shares held by RWD Acquisition, constituting approximately 3.8% of the Shares outstanding. As the principal of RWD&A and pursuant to agreements RWD&A has entered into with respect to the Shares of the Issuer, Mr. Duggan may be deemed to beneficially own the 649,112 Shares managed by RWD&A, constituting approximately 1.3% of the Shares outstanding.  Mr. Duggan disclaims beneficial ownership of the Shares managed by RWD&A except to the extent of his pecuniary interest therein.

(b)           Mr. Duggan has the sole power to vote and dispose of the 9,829,434 Shares directly owned by him, as well as the 1,909,676 Shares owned by RWD Acquisition.  Mr. Duggan has the sole power to dispose of the 649,112 Shares that he may be deemed to beneficially own.  The actual owners of the 649,112 Shares managed by RWD&A that Mr. Duggan may be deemed to beneficially own have the sole power to vote such shares.

CUSIP NO. 716933106

(c)           The following transactions were effected in the last 60 days:

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

ROBERT W. DUGGAN

4,754,870[2]	1.28	07/31/2009[3]

ROBERT W. DUGGAN & ASSOCIATES

133,352[2]	1.28	07/31/2009[3]

(d)           Mr. Duggan has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the 9,829,434 Shares owned directly by him.  The actual owners of the 649,112 shares that Mr. Duggan may be deemed to beneficially own have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)	Not applicable.

2 Shares acquired pursuant to an exercise of non-transferable subscription rights issued by the Issuer in a subscription rights offering.

3 Closing Date of the Issuer’s subscription rights offering.

CUSIP NO. 716933106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2009	RWD ACQUISITION I LLC

	By:	/s/ Robert W. Duggan
Robert W. Duggan Sole Member

/s/ Robert W. Duggan
ROBERT W. DUGGAN